UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934

                              (Amendment No. ____)*



                                AdStar.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                               Issuer Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   00737P 104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                February 22, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             |_|      Rule 13d-1(b)

             |X|      Rule 13d-1(c)

             |_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Potential persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                       13G

CUSIP No. 000703797100                                       Page 2 of 6 pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      Paulson Capital Corp.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      93-05898534
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) | |
                                                                      (b) | |

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Paulson Capital Corp. is an Oregon corporation.
--------------------------------------------------------------------------------
                       5   SOLE VOTING POWER

                           1,292,717
NUMBER OF              ---------------------------------------------------------
SHARES                 6   SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON      --
WITH                   ---------------------------------------------------------
                       7   SOLE DISPOSITIVE POWER

                           1,292,717
                       ---------------------------------------------------------
                       8   SHARED DISPOSITIVE POWER

                           --
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,292,717
--------------------------------------------------------------------------------
10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                          [X]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      25.1%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------


                               Page 2 of 6 pages

Item 1.  Issuer
   (a)   The name of the Issuer is AdStar.com, Inc.
   (b) The Issuer's Principal Executive Offices are located at 4553 Glencoe Avenue, Suite 300, Marina Del Rey, CA 90292.

Item 2.  Reporting Person and Security
   (a) This Statement is filed by Paulson Capital Corp. ("PCC"), an Oregon corporation.

   (b) PCC's Principal Business Office is located at 811 SW Naito Parkway, Suite 200, Portland, OR 97204.

   (c)   PCC is organized in the United States of America.

   (d)   This Statement relates to shares of Common Stock of AdStar.com, Inc.

   (e)   The CUSIP Number assigned to the Common Stock of the Issuer is 00737P
         10 4.

Item 3. If this statement is filed pursuant to Rule 13d-l(b), or 13d-2(b), check whether the person filing is a: (Not applicable.)
   (a)   |_| Broker or Dealer registered under Section 15 of the Act
   (b)   |_| Bank as defined in section 3(a)(6) of the Act
   (c)   |_| Insurance Company as defined in section 3(a)(19) of the Act
   (d) |_| Investment Company registered under section 8 of the Investment Company Act of 1940
   (e) |_| Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
   (f) |_| Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-l(b)(1)(ii)(F)
   (g) |_| Parent Holding Company, in accordance with ss.240.13d-l(b)(ii)(G) (Note: See Item 7)
   (h) |_| Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act
   (i) |_| Church Plan that is excluded from definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
   (j)   |_| Group, in accordance with ss.240.13d-l(b)(1)(ii)(J)


                               Page 3 of 6 pages

Item 4.  Ownership
   (a)  Under  the  rules  and   regulations  of  the  Securities  and  Exchange
Commission, PCC may be deemed to be the beneficial owner of a total of 1,292,717 shares of Issuer Common Stock.

   (b) Of the 5,143,674 shares of the Issuer's Common Stock outstanding as of September 30, 2000, PCC's beneficial ownership represented approximately 25.1%.

   (c) Paulson Investment Company, Inc. ("PIC") is the wholly owned subsidiary of PCC. PIC is the record holder of the common stock and warrants over which PCC has the power to vote or direct the vote and to dispose or to direct the disposition of the total amount of shares that it beneficially owns. The shares beneficially owned by PCC include 1,292,717 shares of common stock owned by PIC comprised of the following (for purposes of the discussion of beneficial ownership, "Warrant" shall refer to a warrant entitling the holder to purchase one share of the issuer's common stock): a warrant to purchase 103,422 shares of common stock, a warrant to purchase 149,000 shares common stock and a warrant to purchase 121,000 shares of common stock shares of Common Stock; and; 919,295 shares of common stock held in PIC's trading account.

Item 5.  Ownership of Five Percent or Less of a Class
   Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
   PCC has filed this schedule pursuant to Rule 13d-1(c). See attached Exhibit A identifying the relevant subsidiary.

Item 8. Identification and Classification of Members of the Group
   Not applicable.

Item 9.  Notice of Dissolution of Group
   Not applicable.

Item 10.  Certification
   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                               Page 4 of 6 pages

                                    SIGNATURE
   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated March 6, 2000


                                        PAULSON CAPITAL CORP.

                                        CHESTER L.F. PAULSON
                                        ----------------------------------------
                                                     Signature

                                        Chester L.F. Paulson
                                        ----------------------------------------
                                        Chairman     [Name/Title]




























                               Page 5 of 6 pages

                                                                       EXHIBIT A


                                Exhibit to Item 7


         Paulson Investment Company, Inc. is the subsidiary of Paulson Capital Corp. which acquired the security being reported on by the parent holding company. Paulson Investment Company, Inc. is located at 811 SW Naito Parkway, Ste. 200, Portland, OR 97204.
































                               Page 6 of 6 pages